As filed with the Securities and Exchange Commission on October 27, 2000

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
           SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

   [x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

                    For the fiscal year ended April 30, 2000

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
                         ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from         to

                        Commission file number: I-10899

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         KIMCO REALTY CORP. 401(k) PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of it principal executive office:

                            KIMCO REALTY CORPORATION
                        3333 NEW HYDE PARK RD, SUITE 100
                            NEW HYDE PARK, NY 11042

KIMCO REALTY CORP. 401(k) PLAN


INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                 Page
                                                                 ----

Report of Independent Accountants ...............................   1

Statements of Net Assets Available for
  Benefits as of April 30, 2000 and 1999 ........................   2

Statements of Changes in Net Assets
  Available for Benefits for the fiscal years
  ended April 30, 2000 and 1999 .................................   3

Notes to Financial Statements ...................................   4 - 7

Supplemental Schedule of Assets Held for
  Investment Purposes as of April 30, 2000 ......................   8

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Kimco Realty Corp. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kimco Realty Corp. 401 (k) Plan (the "Plan") at April 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes included on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
September 29, 2000

                         Kimco Realty Corp. 401(k) Plan

                 Statements of Net Assets Available for Benefits

                             April 30, 2000 and 1999


                                           2000              1999
                                         ----------        ----------

Assets

  Investments at fair value:

     Cash                                $   18,839        $       --
     Income receivable                        2,816                --
     Collective trust                     1,533,469         1,667,404
     Mutual funds                         6,516,457         4,634,763
     Common stock                         1,336,939         1,265,124

  Loans to participants                     205,485           229,889

  Contributions receivable:

     Participants                            84,615            70,648
     Employer                                49,417            56,397

                                         ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS        $9,748,037        $7,924,225
                                         ==========        ==========



   The accompanying notes are an integral part of these financial statements.

                         Kimco Realty Corp. 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits

                       Years ended April 30, 2000 and 1999

                                                    2000                1999
                                                -----------         -----------

Additions to net assets:

  Contributions:

    Participants' salary deferral               $   870,571         $   588,571
    Employer matching of salary deferral            520,732             396,784
    Participants' rollover                           40,788             147,795
    Transfers in from Price REIT                         --             923,642
                                                -----------         -----------

                                                  1,432,091           2,056,792
                                                -----------         -----------

  Investment income:

    Net appreciation (depreciation)
       in fair value of investments                 627,524            (360,093)
    Interest and dividends                          479,755             300,365
                                                -----------         -----------

                                                  1,107,279             (59,728)
                                                -----------         -----------

  Other receipts and credits                             --               2,973
                                                -----------         -----------

    Total additions                               2,539,370           2,000,037
                                                -----------         -----------

Deductions from net assets:

  Benefits paid to participants                    (715,558)           (378,283)
  Other disbursements                                    --              (2,988)
                                                -----------         -----------

    Total deductions                               (715,558)           (381,271)
                                                -----------         -----------

    Net increase                                  1,823,812           1,618,766

Net assets available for benefits:

  Beginning of year                               7,924,225           6,305,459
                                                -----------         -----------

  End of year                                   $ 9,748,037         $ 7,924,225
                                                ===========         ===========










   The accompanying notes are an integral part of these financial statements.

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF PLAN:

         The following description of the Kimco Realty Corp. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

         General - The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the "Company") who have completed one year of service and are age eighteen or older. The Plan was last amended on July 1, 1994 to comply with the Tax Reform Act of 1986 and subsequent legislation. Eligible employees may elect to participate in the Plan on the first day of the month, after their first year of service. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Plan Merger - Effective March 1, 1999 the TRS of Price REIT, Inc. ("Price REIT 401 (k) Plan") was merged into and became part of the Plan. Each individual who was a participant in the Price REIT 401 (k) Plan became a participant in the Plan.

         Contributions - Each year, participants may contribute up to 10 percent of pre-tax annual compensation, as defined in the Plan. A participant's total contributions may not exceed an amount determined by the Internal Revenue Service each calendar year ($10,500 in 2000 and $10,000 in 1999). The participants may change their percentage contribution election monthly. The Company matches participants' contributions annually up to 5% of base compensation subject to IRS limitations. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company's board of directors annually. No discretionary contribution payments were made for the fiscal years ended April 30, 2000 and 1999. All Company contributions are invested based upon participant account elections.

         Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings.

         Vesting - Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

         Investment options - Upon enrollment in the Plan, participants may direct their contributions into any one of the following 26 investment options for the fiscal year ended April 30, 2000 and 14 investment options for the fiscal year ended April 30, 1999.

      Year ended April 30, 2000
      -------------------------

         1) Merrill Lynch Corporate Bond Fund, Inc.
         2) Merrill Lynch S&P 500 Index Fund
         3) Merrill Lynch Basic Value Fund, Inc.
         4) Merrill Lynch Capital Fund, Inc.
         5) Merrill Lynch Fundamental Growth Fund
         6) Merrill Lynch Global Allocation Fund, Inc.
         7) Merrill Lynch Retirement Preservation Trust
         8) Merrill Lynch Growth Fund
         9) Alliance Premiere Growth Fund
         10) AIM Blue Chip Fund
         11) AIM International Equity Fund
         12) Massachusetts Investors Trust
         13) MFS Emerging Growth Fund
         14) Kimco Realty Corporation - Common Stock
         15) Dreyfus Premier Balance Fund
         16) Dreyfus Worldwide Growth Fund
         17) Merrill Lynch Corporate Bond Fund - Intermediate Term Portfolio
         18) Merrill Lynch Corporate Bond Fund - Investment Grade Portfolio
         19) Merrill Lynch Global Value Fund
         20) Merrill Lynch International Equity Fund

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

         21) Merrill Lynch Small Cap Index
         22) Merrill Lynch Global Growth Fund
         23) Oppenheimer Global Growth and Income Fund
         24) Phoenix-Engemann Small/Middle Growth
         25) PIMCO Total Return Fund
         26) Van Kampen American Value Fund

      Year ended April 30, 1999
      -------------------------

         1) Merrill Lynch Corporate Bond Fund, Inc.
         2) Merrill Lynch S&P 500 Index Fund
         3) Merrill Lynch Basic Value Fund
         4) Merrill Lynch Capital Fund
         5) Merrill Lynch Fundamental Growth Fund
         6) Merrill Lynch Global Allocation Fund, Inc.
         7) Merrill Lynch Retirement Preservation Trust
         8) Merrill Lynch Growth Fund
         9) Alliance Premier Growth Fund
         10) AIM Blue Chip Fund
         11) AIM International Equity Fund
         12) Massachusetts Investors Trust
         13) MFS Emerging Growth Fund
         14) Kimco Realty Corporation - Common Stock

     Participants may change their investment options daily.

     Loans to Participants - Participants may borrow from their fund accounts, an amount aggregating the lesser of 50% of the total account balance or $50,000. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 0.5%. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstance. The interest rate for loans outstanding at April 30, 2000 and 1999 ranged from 8.25% to 9%.

     Payment of benefits - Upon termination of service due to death, total and permanent disability, or retirement, a participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or select the installment plan, provided the participant's account balance exceeds $3,500. For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.       SUMMARY OF ACCOUNTING POLICIES:

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

         Estimates

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in net assets available for benefits during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

         Investment Valuation and Income Recognition

         Mutual fund, common stock investments and collective trusts are stated at fair market value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

3.       ASSETS HELD FOR INVESTMENT PURPOSES:

         Merrill Lynch serves as trustee of the plan. The fair market value of the following investments represent 5% or more of the Plan's net assets available for plan benefits at April 30, 2000 and 1999:

                                                           2000          1999
                                                        ----------    ----------
         Merrill Lynch Corporate Bond Fund, Inc.        $  510,693    $  673,429
         Merrill Lynch S&P 500 Index Fund                  931,991       757,683
         Merrill Lynch Capital Fund, Inc.                  537,158       909,704
         Merrill Lynch Fundamental Growth Fund           1,363,985       539,073
         Merrill Lynch Retirement Preservation Trust     1,533,469     1,667,404
         Merrill Lynch Growth Fund                         522,243       768,389
         Kimco Realty Corporation Common Stock           1,336,939     1,265,124

         In 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                      2000                 1999
                                    ---------            ---------
         Collective Trust            $     --            $  25,798
         Mutual Funds                 600,291             (461,178)
         Common Stock                  27,233               75,287
                                    ---------            ---------
                                    $ 627,524            $(360,093)
                                    =========            =========


4.       PLAN TERMINATION:

         Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

5.       TAX STATUS:

         The Plan has received a favorable determination letter, dated June 24, 1998, from the Internal Revenue Service that the Plan qualifies under
         Section 401 (a) of the Internal Revenue Code and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a).

6.       RELATED PARTY TRANSACTIONS:

         All administrative expenses and accounting fees of the Plan are paid by the Company. Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. The following investment funds are sponsored by the
         Trustee:

         Merrill Lynch Corporate Bond Fund, Inc.
         Merrill Lynch S&P Index Fund
         Merrill Lynch Basic Value Fund, Inc.
         Merrill Lynch Capital Fund, Inc.
         Merrill Lynch Fundamental Growth Fund
         Merrill Lynch Global Allocation Fund, Inc.
         Merrill Lynch Retirement Preservation Trust
         Merrill Lynch Growth Fund
         Merrill Lynch Corp Bond Fund - Intermediate Term Portfolio Merrill Lynch Corp Bond Fund - Investment Grade Portfolio Merrill Lynch Global Value Fund
         Merrill Lynch Small Cap Index
         Merrill Lynch Global Growth Fund
         Merrill Lynch International Equity Fund

     In addition, investments are made in Kimco Realty Corporation common stock.

7.       RECONCILIATON BETWEEN FINANCIAL STATEMENTS AND FORM 5500:

     At April 30, 2000 and 1999, net assets available for benefits as reported in the Form 5500 were less than net assets reported in the financial statements because the financial statements included an asset for contributions receivable in the amount $134,032 and $127,045, respectively, which were not included in Form 5500.

                         Kimco Realty Corp. 401(k) Plan
          Supplemental Schedule of Assets Held for Investment Purposes

                                 April 30, 2000


                                                                                                      Current
     Identity                Description of Investment                 Shares          Cost            Value
-----------------------   ---------------------------------------    -----------    ------------    ------------

Collective Trusts:
   Merrill Lynch*         Retirement Preservation Trust               1,533,469      $1,533,469      $1,533,469

Mutual Funds:
   Merrill Lynch*         Fundamental Growth FD Class D                  49,348       1,143,105       1,363,984
   AIM                    Blue Chip Fund Class A                         11,703         519,215         624,011
   Merrill Lynch*         S&P 500 Index Class A                          52,183         837,714         931,991
   AIM                    International Equity Fund                       5,109         114,941         129,710
   Alliance               Premiere Growth Fund                            9,788         331,681         368,905
   Mass. Financial        Investors Trust                                 7,211         148,734         148,904

   MFS                    Emerging Growth Fund Class A                    6,744         361,129         461,939
   Merrill Lynch*         Basic Value Fund Class D                        3,083         118,403         116,753
   Merrill Lynch*         Capital Fund Class D                           16,823         540,852         537,158
   Merrill Lynch*         Corp Bond Fund Invst Grade Class D             48,917         557,674         510,693
   Merrill Lynch*         Global Allocation Fund Class D                 17,307         228,254         241,605
   Merrill Lynch*         Growth Fund Class D                            18,752         366,054         522,243
   Van Kampen             American Value Fund                               259           7,333           6,031
   Merrill Lynch*         Corp. Bond Fund Int. Term Class D                 618           6,828           6,635
   Dreyfus                Premier Balance Fund Class A                    2,437          37,236          37,071
   Phoenix-Engemann       Small Mid Cap                                   3,329         133,056         147,106
   PIMCO                  Total Return Fund Class A                         430           4,261           4,246
   Merrill Lynch*         Global Value Fund Class D                       2,381          30,529          34,958
   Merrill Lynch*         Small Cap Index                                   726           8,263           8,647
   Merrill Lynch*         Aggregate Bond Index                              289           2,862           2,838
   Merrill Lynch*         Global Growth Fund Class D                      3,749          59,495          66,246
   Oppenheimer            Global Growth and Income Fund                   5,695         170,236         183,678
   Merrill Lynch*         International Equity Fund Class D                  35             404             401
   Dreyfus                Premium Worldwide Growth Fund Class A           1,592          60,547          60,704

Common Stock:
   Kimco Realty Corp*     Common Stock                                   33,581       1,038,506       1,336,939

Loans to Participants:
                          Participant Loans at prime plus 0.5%                          205,485         205,485



* Denotes a party-in-interest.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 27th day of October 2000.

                              Kimco Realty Corp. 401(k) Plan, as administrator



                                      By: /s/Michael V. Pappagallo
                                          --------------------------
                                          Michael V. Pappagallo
                                          Its: Chief Financial Officer

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60050) of Kimco Realty Corporation and Subsidiaries of our report dated September 29, 2000 relating to the financial statements of Kimco Realty 401(k) Plan, which appears in this Form 11-K.




/s/ PricewaterhouseCoopers LLP
New York, NY
October  27, 2000